UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             PCA INTERNATIONAL, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.20 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    69318A109
                                    ---------
                                 (CUSIP Number)

                            RICHARD S. BORISOFF, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 25, 1998
                    ----------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

CUSIP No. 69318A109

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jupiter Partners II L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,957,812
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,957,812

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,957,812

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          83.1%

14        TYPE OF REPORTING PERSON

          PN

CUSIP No. 69318A109

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Terry J. Blumer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF,PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,957,812
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,957,812

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,957,812

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          83.1%

14        TYPE OF REPORTING PERSON

          IN

CUSIP No. 69318A109

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John A. Sprague

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF,PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,957,812
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,957,812

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,957,812

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          83.1%

14        TYPE OF REPORTING PERSON

          IN

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.20 per share ("Common Stock"), of PCA International, Inc., a North Carolina corporation (the "Issuer"). The address of the Issuer's principal executive office is 815 Matthews-Mint Hill Road, Matthews, North Carolina 28105.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Jupiter Partners II L.P., a Delaware limited partnership ("Jupiter II") , John A. Sprague ("Sprague") and Terry J. Blumer ("Blumer"). Jupiter II, Sprague and Blumer are collectively referred to herein as the "Reporting Persons".

         The principal business address and office of Jupiter II are at 30 Rockefeller Plaza, Suite 4525, New York, New York 10112. The principal business of Jupiter II is acting as a private investment firm to invest in management buyouts, growth capital opportunities and industry consolidations.

         The general partner of Jupiter II is Ganymede II LLC, a Delaware limited liability company ("Ganymede II"), whose principal business address and office are the same as that of Jupiter II. The principal business of Ganymede II is to serve as general partner of Jupiter II.

         The managing principals of Ganymede II are Sprague and Blumer each of whose business address is the same as that of Jupiter II. The principal occupation of each of Sprague and Blumer is acting as a managing principal of Ganymede II and as a general partner of Europa L.P., a Delaware limited partnership which is an affiliate of Jupiter II. Sprague and Blumer are both citizens of the United States of America. To the knowledge of the Reporting Persons the response to Items 2(d) and (e) of Schedule 13D is negative with respect to each of Jupiter II, Ganymede II, Sprague and Blumer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 20, 1998, Jupiter Acquisition Corp. ("JAC"), a wholly-owned subsidiary of Jupiter II, entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer providing for the Merger of JAC with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation.

         Pursuant to the Merger each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares and shares as to which appraisal rights have been exercised), at the election of the holder thereof, either (i) was converted into the right to receive $26.50 in cash or (ii) remained outstanding as one fully paid and non-assessable share of common stock of the surviving corporation following the Merger. A copy of the Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The closing of the Merger took place on August 25, 1998 and shareholders elected to retain a continuing interest in the Issuer consisting of 399,240 shares of Common Stock representing 16.9% of the outstanding shares of Common Stock. As a result of the Merger, all outstanding shares of Common Stock of the Issuer that holders did not elect to retain were automatically converted into a right to receive $26.50 a share in cash without interest.

         Jupiter II's equity investment of 1,957,812 shares was purchased for $26.50 per share or a total of $51.9 million. The funds used by Jupiter II to make its equity investment were obtained through capital contributions from the limited partners of Jupiter II and from Ganymede II, the general partner of Jupiter II. Ganymede II obtained its funds through capital contributions from its members, including Sprague and Blumer. Sprague and Blumer used personal funds for their capital contributions to Ganymede II.

         The Merger included the refinancing of existing debt of the Issuer with the proceeds of (i) a new $150 million bank facility led by NationsBank, N.A. of which approximately $125 million was drawn at the closing of the Merger and (ii) a new $100 million senior subordinated bridge facility led by NationsBridge, L.L.C. In addition, as described above, Jupiter II purchased its equity for $51.9 million in cash and approximately $10.6 million of equity was rolled over by members of the management of the Issuer and by other existing shareholders who retained their Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Jupiter II acquired the Common Stock in order to obtain control of the Issuer.

         As a result of the Merger, the Issuer was informed by the National Association of Securities Dealers, Inc. ("NASD") that its Common Stock no longer met all of the requirements for continued listing on the NASDAQ National Market, and the Common Stock was delisted from the NASDAQ National Market. The Common Stock currently trades in the over-the-counter market. Furthermore, the Issuer's Common Stock is eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

         At the effective time of the Merger, the directors of JAC became directors of the Issuer. In addition, four directors of the Issuer who were directors prior to the effective time of the Merger remained on the board of directors of the Issuer. There is no agreement as to how long such persons will remain on the board and such persons may be removed at any time by Jupiter II, with or without cause.

         Other than as described elsewhere in this Schedule 13D, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(c) On August 25, 1998, as a result of the closing of the Merger, Jupiter II became the beneficial owner of 1,957,812 shares of Common Stock, or approximately 83.1% of the shares of Common Stock outstanding on such date.

         By virtue of their relationship with Jupiter II, each of Blumer and Sprague may be deemed to own beneficially the shares of Common Stock beneficially owned by Jupiter II. Except as set forth above, no Reporting Person nor, to the best knowledge of each reporting person, any person identified in
Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Jupiter II.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Merger Agreement. See Item 2 above.

         Stockholders Agreement. Jupiter II, the Issuer and certain stockholders of the Issuer (the "Management Stockholders") have entered into a Stockholders

Agreement substantially in the form attached hereto as Exhibit 3 (the "Stockholders Agreement"). The Stockholders Agreement will provide for (i) certain restrictions on the ability of Jupiter II and the Management Stockholders to transfer their Common Stock, (ii) tag-along rights for Jupiter II and the Management Stockholders, (iii) drag- along rights for Jupiter II,
(iv) certain transfers by Management Stockholders following certain public offerings by the Issuer, (v) call option rights exercisable by the Issuer and Jupiter II in the event of termination for cause, termination without cause or resignation of, or breach of employment by, any of the Management Stockholders; and (vi) registration rights for Jupiter II, the Management Stockholders and their permitted transferees. The above description of the Stockholders Agreement is qualified in its entirety by reference to the form of Stockholders Agreement filed as Exhibit 3 hereto which is incorporated herein by reference.

         New Option Plan. Jupiter II has agreed that at the effective time of the Merger, the Issuer will establish a new stock option plan (the "New Option Plan") under which shares of Common Stock equal to up to 12.5% of the outstanding shares of Common Stock immediately following the effective time of the Merger will be reserved for issuance upon exercise of options to be granted to certain officers and employees. Of the options to be granted under the New Option Plan, 50% will vest over time and 50% will vest only if the Issuer meets certain performance goals.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Joint Filing Agreement

Exhibit 2. Agreement and Plan of Merger, as amended, by and between PCA International, Inc. and Jupiter Acquisition Corp., dated as of April 20, 1998.

Exhibit 3. Form of Stockholders Agreement by and among PCA International, Inc. and Certain of the Holders of its Common Stock.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: September 3, 1998

                                            JUPITER PARTNERS II L.P.
                                            By: GANYMEDE II LLC General Partner


                                            By: /s/ Terry J. Blumer
                                            -----------------------
                                            Terry J. Blumer,
                                            Managing Principal


                                            /s/ Terry J. Blumer
                                            -------------------
                                            Terry J. Blumer


                                            /s/ John A. Sprague
                                            -------------------
                                            John A. Sprague

                                  EXHIBIT INDEX

                                                                     Exhibit No.

Joint Filing Agreement                                                    1

Agreement and Plan of Merger, as amended, by and between                  2
PCA International, Inc. and Jupiter Acquisition Corp., dated as of April 20, 1998.

Form of Stockholders Agreement by and among PCA                           3
International, Inc. and Certain of the Holders of its Common
Stock.